Exhibit (a)(4)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
New River Pharmaceuticals Inc.
at
$64.00 Net Per Share
by
Shuttle Corporation
an indirect wholly owned subsidiary of
Shire plc

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, ON THURSDAY, MARCH 29, 2007, UNLESS THE OFFER IS EXTENDED.

March 2, 2007

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), to act as Dealer Managers in connection with Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), at a purchase price of $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 2, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whose accounts you hold Shares registered in your name or in the name of your nominee.

Enclosed herewith for your information and forwarding to your clients are copies of the following documents:

1. Offer to Purchase dated March 2, 2007.

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients. Facsimile copies of the Letter of Transmittal may be used to tender Shares.

3.	Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares and all other required documents cannot be delivered to Citibank, N.A. (the “Depositary”), or if the procedures for book-entry transfer cannot be completed, by the expiration date of the offer.

4.	A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

5.	The letter to shareholders of New River from Randal J. Kirk, the President, Chief Executive Officer and Chairman of New River, accompanied by New River’s Solicitation/Recommendation Statement on Schedule 14D-9.

6.	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding.

7. Return envelope addressed to the Depositary.

YOUR PROMPT ACTION IS REQUESTED.  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, MARCH 29, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to an Agreement of Merger dated as of February 20, 2007 (the “Merger Agreement”) among New River, Shire and Purchaser. The Merger Agreement provides that following completion of the Offer and the satisfaction or waiver of certain conditions in the Merger Agreement, Purchaser will be merged into New River (the “Merger”), with New River continuing as the surviving corporation and an indirect wholly owned subsidiary of Shire. At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer (other than (i) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Purchaser or any wholly owned subsidiary of Shire, which shall be cancelled, or (ii) Shares owned by New River shareholders who properly demanded appraisal under the Virginia Stock Corporation Act of the Commonwealth of Virginia) will be converted into the right to receive $64.00 or any greater per Share price paid in the Offer in cash, without interest thereon.

The Board of Directors of New River has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the shareholders of New River, and unanimously recommends that New River shareholders accept the Offer and tender their Shares.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which, together with all other Shares then beneficially owned by Shire, Purchaser or their controlled affiliates, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) any waiting period (and any extension thereof) applicable to the purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder having expired or been terminated and (iii) the affirmative approval (by a simple majority) of the holders of voting shares of Shire present in person or by proxy at a duly convened meeting of Shire shareholders in favor of resolutions to approve the acquisition of New River on the terms and conditions set forth in the Merger Agreement and to approve an increase of the existing limit on group borrowings in Shire’s articles of association. The Offer is also subject to the other conditions described in Section 15 of the Offer to Purchase. There is no financing condition to the Offer.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated (the “Dealer Managers”), Innisfree M&A Incorporated (the “Information Agent”) and the Depositary as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal (or a manually signed facsimile thereof) or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer of Shares, and any other required documents, should be sent to the Depositary, and certificates representing the tendered Shares should be delivered or such Shares should be tendered by book-entry transfer, all in accordance with the instructions contained in the Letter of Transmittal and in the Offer to Purchase.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents or to complete the procedures for delivery by book-entry transfer prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedures described in Section 3 of the Offer to Purchase.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF SHIRE, PURCHASER, THE DEALER MANAGERS, THE INFORMATION AGENT OR THE DEPOSITARY, OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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